EXHIBIT 99.1

GOLD STANDARD INTERSECTS 101.2m of 1.50g Au/t at NORTH DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA*

DS16-03B Increases the Strike Length of North Dark Star Deposit by 120m to a total of 270m

August 18, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce additional assay results from two core holes at the recently discovered North Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  These new results further increase the size and strike length of mineralization at the North Dark Star deposit.

Jonathan Awde, CEO and Director of Gold Standard commented: “We continue to be impressed by North Dark Star’s continuity of grade and thickness along strike. In our view, continuing success at Dark Star is confirming a major Carlin gold discovery. We are now moving ahead with early stage metallurgical testing to begin to characterize the cyanide leach recoveries from oxide material at North Dark Star.”

The primary objective of this year’s drill program at North Dark Star was to expand the high grade zone discovered in core hole DS15-13 (15.4m of 1.85 g Au/t  and 97.0m of 1.61 g Au/t) at the end of last year’s drill program (see January 21, 2016 news release).  DS16-08 extended the zone 100m to the south of DS15-13,  returning a 126.2 meter section grading 3.95 g Au/t including higher grade intervals of 44.0m of 4.70 g Au/t, 17.9m of 5.6 g Au/t and 7.9m of 10.7 g Au/t (see August 9, 2016 news release).  DS16-03B has now extended the zone a further 120m to the south of DS16-08, intersecting 101.2 meters grading 1.50 g Au/t including a higher grade interval of 32.3m of 2.87 g Au/t (Please click the following link to view a plan and section maps:  http://goldstandardv.com/lp/north-dark-star-drill-results-update/).

Key North Dark Star Highlights

•
Core hole DS16-03B intersected a thick, vertically-extensive, oxidized intercept of 101.2m of 1.50 g Au/t approximately 120m south of DS16-08 and 220m south of discovery hole DS15-13.  Gold mineralization in DS16-03B occurs in decalcified, variably silicified, pervasively oxidized and collapse brecciated debris flow conglomerate, bioclastic limestone, calcarenite, and silty limestone (click the following link for pictures of core: http://goldstandardv.com/lp/north-dark-star-drill-results-update/).  This is the same part of the carbonate section that hosts gold in drill holes DS16-08 and DS15-13.

•	North Dark Star mineralization is now continuous over approximately 270m along strike from DS16-03B in the south to DS16-05 in the north. This gold zone remains open in multiple directions.

•
Reverse Circulation (RC) pre-collar DS16-03, located 5m from its replacement hole DS16-03B, intersected 10.7m of 0.79 g Au/t before it was lost due to difficult drilling conditions. GSV has historically used RC drills to achieve more cost-effective penetration to the mineralized zone before switching to a core rig for completion of the hole.

•	Elevated gold values in DS16-03 and DS16-03B start approximately 60m below the topographic surface.

•
Core hole DS16-01, the most westerly hole completed thus far at North Dark Star, located about 70m west of DS15-13, returned modest gold values over narrow widths. Although conclusions cannot be reached on the basis of one hole, these results suggest that DS16-01 may be too far to the west of important mineral controlling faults.

North Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS16-01	Core	090	-45	532.6	150.9 – 155.3	4.4	0.17
					200.6 – 201.2	0.6	0.36
					223.6 – 225.6	2.0	0.20
					231.1 – 236.0	4.9	0.15
					250.7 – 251.7	1.0	0.23
					255.8 – 260.2	4.4	0.14
					264.5 – 266.0	1.5	0.32
					269.1 – 272.0	2.9	0.17
DS16-03	RC	090	-45	89.9	79.3 – 90.0	10.7	0.79
DS16-03B	RC/Core	090	-45	415.2	53.3 – 54.8	1.5	0.15
Including Including					60.9 – 65.5	4.6	0.21
					82.3 – 95.1	12.8	0.37
					97.0 – 98.2	1.2	0.78
					101.5 – 202.7	101.2	1.50
					148.8 – 181.1	32.3	2.87
					225.3 – 226.2	0.9	0.24
					317.3 – 347.9	30.6	0.50
					317.3 – 320.4	3.1	1.79
					363.4 – 367.7	4.3	0.25
					370.1 – 372.5	2.4	0.15
* Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice president of Exploration stated, “The oxide core intercepts in DS16-03B and DS16-08 give us a lot of confidence in the north-south strike length and continuity we are building as we step to the south at North Dark Star.  The gold zone in DS16-03B is hosted in exactly the same part of the section as drill holes DS16-08 and DS15-13 and is very similar in grade and thickness to our discovery intercept in DS15-13.  This consistent through-going mineralization within a thick section of carbonate rock is a testament to the strength and quality of the Carlin–style gold system at North Dark Star.  We are currently drilling both eastern up-dip and western down-dip offsets of the gold zones intersected in DS16-08 and DS16-03B.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  The North Dark Star core and RC samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation is measured by a gyroscopic down hole survey that has been completed on holes DS16-01 and DS16-03B by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs and future potential results are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com